UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-09718
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NATIONAL CITY SAVINGS AND INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PNC FINANCIAL SERVICES GROUP, INC.
ONE PNC PLAZA
249 FIFTH AVENUE
PITTSBURGH, PENNSYLVANIA 15222

REQUIRED INFORMATION
     Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.
Financial Statements and Exhibits
A.	The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:
1.	Statements of Net Assets Available for Benefits — December 31, 2008 and 2007

2.	Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2008

3.	Notes to Financial Statements

4.	Schedule of Assets (Held at End of Year)
B. The following exhibit is filed as part of this annual report:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm (Parente Randolph, LLC)

National City Savings and Investment Plan

Financial Statements
As Of December 31, 2008 and 2007
And For The Year Ended December 31, 2008
&
Supplemental Schedule
&
Reports Of Independent Registered Public Accounting Firms

Page

Reports Of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule,

Schedule H, Line 4(i) — Schedule of Assets (Held At End Of Year)	15
EX-23.1
EX-23.2

Report Of Independent Registered
Public Accounting Firm
Participants and Administrative Committee
National City Savings and
Investment Plan:
We have audited the accompanying statement of net assets available for benefits of the National City Savings and Investment Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule Of Assets (Held At End Of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.
/s/ Parente Randolph, LLC
Pittsburgh, Pennsylvania
June 24, 2009

Report of Independent Registered Public Accounting Firm
Administrative Committee of
      National City Savings and
      Investment Plan
We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 25, 2008

2

NATIONAL CITY SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments, at fair value	$1,248,539,857	$2,011,681,856

Receivables:
Participant contributions	2,902,659	3,431,615
Employer contributions	2,335,349	5,505,244
Accrued income	1,159,950	1,711,683
Due from broker	46,956,862	294,063

Total receivables	53,354,820	10,942,605

Cash	1,972,066	17,881,116

Total assets	1,303,866,743	2,040,505,577

LIABILITIES, Pending securities purchases	53,533,315	16,227,901

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,250,333,428	2,024,277,676

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	224,008	(353,102)

NET ASSETS AVAILABLE FOR BENEFITS	$1,250,557,436	$2,023,924,574

See Notes to Financial Statements

NATIONAL CITY SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

CHANGE IN NET ASSETS ATTRIBUTABLE TO:
Investment income (loss):
Net depreciation in fair value of investments	$(851,484,347)
Interest and dividend income from National City Capital Preservation Fund and Allegiant Funds	14,536,233
Dividend income from other mutual funds	13,969,641
Dividend income from National City Corporation Common Stock	6,626,932
Interest income from participant loans	2,898,117

Net investment loss	(813,453,424)

Contributions:
Participants	106,966,044
Employer	74,253,756

Net change	(632,233,624)

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO, Benefits paid to participants	(295,657,881)

Net decrease prior to plan transfers	(927,891,505)

PLAN TRANSFERS	154,524,367

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(773,367,138)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,023,924,574

End of year	$1,250,557,436

See Notes to Financial Statements

National City Savings and Investment Plan
Notes To Financial Statements
1. Description Of The Plan
The following description of the National City Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees of National City Corporation and its subsidiaries (collectively “NCC” or the “Company”), who have attained the age 21 and completed thirty days of service, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On December 31, 2008, NCC was acquired by The PNC Financial Services Group, Inc. (“PNC”). Pursuant to this transaction, each share of NCC common stock was exchanged into .0392 shares of PNC common stock. Fractional shares were exchanged for cash. As a result of the acquisition, PNC became the sponsor of the Plan. Participation in the Plan is currently restricted to only those eligible employees of NCC.
Contributions And Vesting
Participants in the Plan may contribute any amount from 1% to 20% of their eligible compensation, as defined by the Plan, subject to limitations of the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified plans. Participants are eligible for employer matching contributions on the first of the month following one year of service. The employer matching contribution is equal to 115% of the participant’s contribution up to 6% of the participant’s eligible compensation. All employer matching contributions were initially invested in the National City Corporation Stock Fund, but can be subsequently transferred immediately and invested in any of the fund options of the Plan. All contributions are subject to certain limitations. Participants are immediately 100% vested in all contributions, including employer matching contributions.
Participant contributions to the Plan are recorded in the period that payroll deductions are made from plan participants.

National City Savings and Investment Plan
Notes To Financial Statements
Participant Accounts
Each participant’s account is credited with the participant’s contribution along with allocations of (a) the Company’s matching contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
Participants may borrow from their individual accounts equal to a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance during the prior twelve-month period. Loan terms range from 1 — 5 years, or greater for the purchase of a primary residence. The loans are secured by the balance in the participant’s plan account and bear interest at rates commensurate with prevailing interest rates as defined in the Plan document at the time of issuance (3.25% to 10.5% at December 31, 2008). Principal and interest are paid ratably through payroll deductions.
Payment Of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may generally elect to receive either a lump-sum amount or an annuity equal to the value of the participant’s vested interest in their account. In addition, hardship distributions are permitted if certain criteria are met.
2. Summary Of Significant Accounting Policies
Basis Of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the

National City Savings and Investment Plan
Notes To Financial Statements
adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts at December 31, 2008 and 2007. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use Of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
All administrative expenses of the Plan, including, but not limited to, investment management, professional services, recordkeeping and trustee fees, are paid by the Company. Administrative expenses of approximately $4,500,000 in 2008 were paid by the Company on behalf of the Plan.

National City Savings and Investment Plan
Notes To Financial Statements
     Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
     Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for annual periods beginning after December 15, 2008. The Plan is evaluating the effect, if any, that the adoption of FIN 48 will have on its financial statements.
     Reclassifications
Certain reclassifications were made to the 2007 statement of net assets available for benefits to conform with the 2008 presentation.

National City Savings and Investment Plan
Notes To Financial Statements
3. Fair Value Measurements
Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Registered investment companies, common stock and cash equivalents: Shares of registered investment companies are valued at the quoted net asset value of shares held by the Plan at year end. Investments in common stock held within the common stock fund are valued at quoted market price on the last business day of the year. Cash equivalents consist of shares of money market portfolios which are valued using amortized cost which approximates fair value.

National City Savings and Investment Plan
Notes To Financial Statements
Collective trust fund: The collective trust fund is valued based upon the units of the collective trust fund held by the Plan at year end multiplied by the fund’s unit value. The unit value of the collective trust funds is based upon significant observable inputs, although are not based upon quoted market prices in an active market.
Participant loans: Participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans approximates the amortized cost of the loans because the loans are secured by each respective participant’s account balance.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Fair Value
		Measurements Using:
		Quoted Prices
		In Active		Significant
		Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2008

Registered investment companies	$735,638,552	$735,638,552	$—	$—
Cash equivalents	189,568,361	189,568,361	—	—
Collective trust fund	186,839,927	—	186,839,927	—
Common stock	97,278,605	97,278,605	—	—
Participant loans	39,214,412	—	—	39,214,412

	$1,248,539,857	$1,022,485,518	$186,839,927	$39,214,412

National City Savings and Investment Plan
Notes To Financial Statements
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans

Balance at January 1, 2008	$46,245,472
Purchases, sales, issuances, and settlements, net	(7,031,060)

Balance at December 31, 2008	$39,214,412

4. Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2008	2007
National City Capital Preservation Fund for Retirement Trusts	$186,839,927	$127,863,923
Allegiant Money Market Fund	189,568,361	162,969,408
Allegiant Large Cap Growth Fund	75,113,510	171,386,183
Allegiant Large Cap Value Fund	65,655,583	129,880,261
PNC Financial Services Group Common Stock	97,278,605	403,190,301
Templeton Institutional Foreign Equity Fund	107,272,202	264,399,019
Vanguard Institutional Index Fund	81,007,833	145,972,294
Vanguard Prime Cap Fund	87,314,978	148,690,287
Vanguard Institutional Bond Index Fund	136,593,078	117,141,579
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

2008

Registered investment companies	$(407,292,970)
Common stock	(444,191,377)

$(851,484,347)

National City Savings and Investment Plan
Notes To Financial Statements
5. Concentration Of Market Risk
As of December 31, 2008, approximately 8% of the Plan’s assets was invested in PNC common stock. It is at least reasonably possible that changes in the fair value of PNC common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits as of December 31, 2008.
6. Related Party Transactions
National City Bank, N.A. (“NC Bank”) is the Plan’s trustee and together with Allegiant Asset Management Company (“Allegiant”), a wholly owned subsidiary of NCC, provides recordkeeping, investment management and advisory, and other administrative services. Fees paid by the Company for administrative services to NC Bank and Allegiant were approximately $2,200,000 in 2008.
During 2007 and through December 31, 2008, the Plan owned shares of NCC common stock. On December 31, 2008, in connection with the acquisition described in Note 1, the Plan exchanged its shares of NCC common stock for shares of PNC common stock.
During 2008, purchases and sales of NCC common stock were $144,135,137 and $83,494,284 respectively. Dividends earned on NCC common stock were $6,626,932 in 2008. As of December 31, 2008, the Plan owned approximately 1.9 million shares of PNC common stock. The Plan owned approximately 24.4 million shares of NCC common stock at December 31, 2007. Additionally, the Plan issues loans to participants which are secured by the participant’s account balance. These transactions quality as party-in-interest transactions that are exempt under ERISA.
The Company performs administrative functions on behalf of the Plan for which no fees are charged.

National City Savings and Investment Plan
Notes To Financial Statements
7. Plan Transfers
During 2008, employees of MAF Bancorp, Inc. Forbes First Financial Corporation (Pioneer), Fidelity Bankshares, Inc. Harbor Florida Bancshares, Inc. and First of America Bank Corporation became eligible to participate under the Plan. As a result, assets were merged into the Plan in 2008 as follows:

Plan Name	Effective Date	Amount

MidAmerica Bank, FSB Employee Stock Ownership Plan	January 1, 2008	$30,675,373
MidAmerica Bank, FSB Employees’ Profit Sharing Plan	January 1, 2008	75,175,690
Pioneer Bank and Trust Company 401(k) Profit Sharing Plan	January 4, 2008	907,866
Pentegra DC Plan as adopted by Harbor Federal Savings Bank	February 29, 2008	5,516,900
Savings Trust for Employees of Fidelity Federal Bank & Trust	March 25, 2008	22,360,664
Harbor Federal Savings Bank Employee Stock Ownership Plan	March 31, 2008	19,195,332
First of America Bank-Kankakee, N.A Profit Sharing Plan	October 1, 2008	692,542

Total plan transfers		$154,524,367

8. Income Tax Status
The Internal Revenue Service has determined and informed NCC by a letter dated February 26, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

National City Savings and Investment Plan
Notes To Financial Statements
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$1,250,557,436	$2,023,924,574
Amounts allocated to withdrawing participants	(224,853)	(2,618,336)

Net assets available for benefits per the Form 5500	$1,250,332,583	$2,021,306,238

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008, to Form 5500:

Benefits paid to participants per the financial statements	$295,657,881
Add: Amounts allocated to withdrawing participants at December 31, 2008	224,853
Less: Amounts allocated to withdrawing participants at December 31, 2007	(2,618,336)

Benefits paid to participants per Form 5500	$293,264,398

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

NATIONAL CITY SAVINGS AND INVESTMENT PLAN
EIN: 34-1111088 PLAN NUMBER: 005
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	DESCRIPTION OF INVESTMENT INCLUDING		(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY DATE, RATE OF INTEREST,	(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	COLLATERAL, PAR OR MATURITY VALUE	COST	VALUE

*	Allegiant Money Market Fund	Cash equivalent	**	$189,568,361
*	National City Capital Preservation Fund for Retirement Trusts	Collective trust fund	**	186,839,927
	Vanguard Institutional Bond Index Fund	Registered investment company	**	136,593,078
	Templeton Institutional Equity Fund	Registered investment company	**	107,272,202
*	PNC Financial Services Group, Inc. Common Stock	Common stock	**	97,278,605
	Vanguard Prime Cap Fund	Registered investment company	**	87,314,978
	Vanguard Institutional Index Fund	Registered investment company	**	81,007,833
*	Allegiant Large Cap Growth Fund	Registered investment company	**	75,113,510
*	Allegiant Large Cap Value Fund	Registered investment company	**	65,655,583
*	Allegiant Balanced Allocation Fund	Registered investment company	**	53,822,885
	Sentinel Small Company Fund	Registered investment company	**	46,977,912
	Vanguard Midcap Index Fund	Registered investment company	**	41,222,635
	Vanguard Small Cap Index Fund	Registered investment company	**	30,332,072
*	Allegiant Mid Cap Value Fund	Registered investment company	**	10,325,864
*	Participant loans	Interest rates: 3.25% - 10.5% (maturity dates through 2021)	—	39,214,412

	TOTAL			$1,248,539,857

*	A party-in-interest as defined by ERISA

**	Cost omitted for participant directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND INVESTMENT PLAN
Date: June 24, 2009	By:	/s/ James S. Gehlke
James S. Gehlke, on behalf of the
Administrative Committee for the National City Savings and Investment Plan